SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

47759T100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, each representing four Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	47759T100	Schedule 13G/A

NAMES OF REPORTING PERSONS
1	Kangping Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		12,013,701 Ordinary Shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Ordinary Share
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,013,701 Ordinary Shares
WITH:	8	SHARED DISPOSITIVE POWER

		0 Ordinary Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,013,701 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO.	47759T100	Schedule 13G/A

NAMES OF REPORTING PERSONS
1	Charming Grade Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		12,013,701 Ordinary Shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,013,701 Ordinary Shares
WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,013,701 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO.	47759T100	Schedule 13G/A

NAMES OF REPORTING PERSONS
1	Yale Pride Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		12,013,701 Ordinary Shares
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,013,701 Ordinary Shares
WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,013,701 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO.	47759T100	Schedule 13G/A

ITEM 1(a).	NAME OF ISSUER:

JinkoSolar Holding Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1 Jingke Road, Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G/A is filed by and on behalf of:

(a)	Kangping Chen;

(b)	Charming Grade Limited; and

(c)	Yale Pride Limited (“Yale Pride”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Kangping Chen:

1 Jingke Road Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

For Charming Grade Limited:

Commerce House, Wickhams Cay 1 P.O.Box 3140 Road Town, Tortola British Virgin Island, VG1110

For Yale Pride:

Quastisky Building PO Box 4389 Road Town, Tortolar British Virgin Islands

ITEM 2(c)	CITIZENSHIP:

Mr. Chen is a citizen of the People’s Republic of China. Charming Grade Limited and Yale Pride are British Virgin Islands companies.

CUSIP NO.	47759T100	Schedule 13G/A

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.00002 per share

ITEM 2(e).	CUSIP NUMBER:

47759T100

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2021. The percentage amounts are based on (i) 190,824,913 Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, and (ii) the number of Ordinary Shares that such reporting person has the right to acquire within 60 days of December 31, 2021 by option or other agreement.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kangping Chen	12,013,701	6.3%	12,013,701	0	12,013,701	0
Charming Grade Limited	12,013,701	6.3%	12,013,701	0	12,013,701	0
Yale Pride	12,013,701	6.3%	12,013,701	0	12,013,701	0

Yale Pride is the holder of (i) 12,009,701 Ordinary Shares of the Issuer (including certain Ordinary Shares in the form of American depositary shares) and (ii) 4,000 Ordinary Shares that Yale Pride has the right to acquire within 60 days of December 31, 2021 upon vesting of the restricted shares). Yale Pride is wholly owned by Charming Grade Limited, which is in turn wholly owned by Kangping Chen.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

CUSIP NO.	47759T100	Schedule 13G/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO.	47759T100	Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Kangping Chen
/s/ Kangping Chen
Kangping Chen

Charming Grade Limited

By:	/s/ Kangping Chen
Name: Kangping Chen
Title: Director

Yale Pride Limited
By:	/s/ Kangping Chen
Name: Kangping Chen
Title: Director

CUSIP NO.	47759T100	Schedule 13G/A

LIST OF EXHIBIT

Exhibit No.	Description
99.1	Joint Filing Agreement